Exhibit 99.1

MATERIAL CHANGE REPORT

Form 51-102F3

ITEM 1 - NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC. (“Theratechnologies”, “we” or the “Company”)

2015 Peel Street

11th Floor

Montréal, Québec

Canada H3A 1T8

ITEM 2 - DATE OF MATERIAL CHANGE

December 2, 2024

ITEM 3 - NEWS RELEASE

A news release describing this material change was issued by the Company on December 2, 2024 via “GLOBE NEWSWIRE”. A copy of the news release is available on the SEDAR+ website at www.sedarplus.ca and on the EDGAR website at www.sec.gov/edgar as an attachment to a Form 6-K dated December 2, 2024.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

On December 2, 2024, the Company announced that it has closed on a $40 million three-year non-dilutive, senior secured syndicated financing with TD Bank, as agent. The new credit facilities include a $20 million accordion feature, which could expand total commitments up to $60 million. Investissement Québec, the Company’s largest shareholder, has also agreed to provide a $15 million second ranking secured subordinated term loan. Net proceeds from the new loans together with cash on hand will be used to repay all obligations including prepayment penalties under the Company’s existing facility with affiliates of Marathon Asset Management, L.P. pursuant to the credit agreement entered into with Marathon in July 2022, and to fund business development activities. All amounts are in US dollars unless otherwise stated.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

On December 2, 2024, the Company announced that it has closed on a $40 million three-year non-dilutive, senior secured syndicated financing with TD Bank, as agent (“TD Bank Financing”). The new credit facilities include a $20 million accordion feature, which could expand total commitments up to $60 million. Investissement Québec (“IQ”), the Company’s largest shareholder, has also agreed to provide a $15 million second ranking secured subordinated term loan (“IQ Subordinated Loan”). Net proceeds from the new loans together with cash on hand will be used to repay all obligations including prepayment penalties under the Company’s existing facility with affiliates of Marathon Asset Management, L.P. (“Marathon”) pursuant to the credit agreement entered into with Marathon in July 2022, and to fund business development activities. All amounts are in US dollars unless otherwise stated.

“This transaction represents a critical milestone for the Company’s strategic focus on the commercialization of innovative therapies through business development deals and partnerships,” said Philippe Dubuc, Senior Vice President and Chief Financial Officer at

Theratechnologies. “The new facility’s favorable rates and terms provide us with meaningful financial flexibility to execute on our acquisition strategy at substantially lower costs. The flexible structure fully aligns with our strategic objectives of continuing to enhance profitability and strengthen our balance sheet to fuel long-term growth and sustainability.”

Key highlights of the TD Bank Financing include:

•

$25 million senior secured term loan and a $15 million senior secured revolving facility; each with interest on a floating rate (SOFR) plus a margin based on the Company’s total net debt-to-Adjusted EBITDA ratio.

•	At closing, the interest rate will be SOFR plus 2.75%. This rate compares favorably to the Company’s previous credit facility, which carried an interest rate of SOFR + 9.50%.
•	The TD Bank term loan will be amortized over a seven-year period, and will mature on November 27, 2027.
•	The Company has drawn $5 million on the revolving facility.

Key highlights of the IQ Subordinated Loan include:

•	A $15 million second ranking secured subordinated term loan with interest based on US Government rates plus a margin based on the Company’s total net debt-to-Adjusted EBITDA ratio.
•	The interest rate is currently set at US Government rates plus 7.23%, or 11.45%.
•	The loan will be interest-only and be subject to full repayment after 42 months.

After giving effect to the financing, the Company will have $45 million in debt, with an estimated cash balance as at November 30, 2024 of approximately $20 million, for a net debt position of approximately $25 million.

The IQ Subordinated Loan constitutes a related party transaction within the meaning of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“Regulation 61-101”). The transaction is not a type of transaction requiring a formal valuation under Regulation 61-101, and the Company is relying on the exemption from the minority approval requirement pursuant to Section 5.7(1)(f) of Regulation 61-101. More specifically, the transaction is a loan considered to have been obtained on reasonable commercial terms that are not less advantageous to the Company than if the loan were obtained from an arm’s length person and the loan is not (A) convertible into equity or voting securities or (B) repayable as to principal or interest in equity or voting securities. The IQ Subordinated Loan was approved by the Board of Directors of the Company without any abstention or contrary view.

Forward-Looking Information

This document contains forward-looking statements and forward-looking information (collectively, the “Forward-Looking Statements”) within the meaning of applicable securities laws, that are based on management’s beliefs and assumptions and on information currently available to it. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this document include, but are not limited to, statements regarding: (i) the use of the net proceeds from the TD Bank Financing and IQ Subordinated Loan; (ii) the acquisition strategy of the Company; and (iii) the Company’s profitability and its long-term growth and sustainability. Although the Forward-Looking Statements contained in this document are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements contained in this document. Certain assumptions made in preparing the Forward-Looking Statements include that: (i) the TD Bank Financing and IQ Subordinated Loan will help the Company making product acquisitions; and (ii) the terms of the TD Bank Financing and IQ Subordinated Loan will be less onerous to the Company than the terms under its credit agreement with Marathon.

Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to: (i) the occurrence of a default under the TD Bank Financing and/or the IQ Subordinated Loan; (ii) the right by any of TD Bank or IQ to foreclose on the assets of the Company if a default occurs; and (iii) the inability of the Company to execute on its strategy to acquire additional products as a result of various factors, including types of products available, synergies with the other products of the Company, or the lack thereof, pricing and terms of agreement.

The Company refers current and potential investors to the “Risk Factors” section of the Company’s annual information form filed under Form 20-F dated February 21, 2024 available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this document and represent the Company’s expectations as of that date.

The Company undertakes no obligation to update or revise the information contained in this document, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 - OMITTED INFORMATION

Not applicable.

ITEM 8 - EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, General Counsel and Corporate Secretary of the Company at (438) 315-6607.

ITEM 9 - DATE OF REPORT

 December 5, 2024.